EXHIBIT TO ITEM 77 C

Matters submitted to a vote of security holders

(a)	The Annual Meeting of the security holders of the
Eagle Growth and Income Opportunities Fund was held on
May 25, 2017.

(b)	The Annual Meeting involved the election of
Trustees Joseph L. Morea and Michael Perino. The names of all other Trustees now in office are Ronald J.
Burton, Steven A. Baffico and Laurie Hesslein.


(c)	There was one proposal voted on at the meeting:

1.	To elect two Class I Trustees of the Fund, each
to serve for a term ending at the 2020 Annual
Meeting of the Fund and until his successor has been elected and qualified.

   Nominees to Serve Until 2020 Annual Meeting


Trustee             Number of     Number of      Number of
                    Votes For    Votes Against   Votes Abstained

Joseph L. Morea      7,044,517      19,285         20,883
Michael Perino       7,037,398      18,748         28,539